Filed by Palo Alto Networks, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: CyberArk Software Ltd.

Commission File No.: 001-36625

Date: August 5, 2025

The following text is from an article on CNBC regarding Palo Alto Networks, Inc. (“PANW”) and the proposed acquisition of CyberArk Software Ltd., which was made available by PANW’s Vice President of Global Communications on LinkedIn on August 5, 2025.

TECH

Palo Alto CEO Nikesh Arora confronts Wall Street skeptics after company’s biggest bet yet

PUBLISHED TUE, AUG 5 2025 8:00 AM EDT

Samantha Subin

@SAMANTHA_SUBIN

KEY POINTS

•	Palo Alto Networks’ market cap is up sixfold since Nikesh Arora joined as CEO in 2018, but the stock is down sharply since the company said it’s buying CyberArk for $25 billion.

•	During Arora’s tenure, Palo Alto has made over 20 acquisitions, though nothing nearly as big as CyberArk.

•	Arora sees Palo Alto becoming a one-stop shop for the full cybersecurity stack in a market that’s long been fragmented.

Nikesh Arora of the United States on the first hole during the third round of The Alfred Dunhill Links Championship at The Old Course on October 02, 2021 in St Andrews, Scotland.

David Cannon | David Cannon Collection | Getty Images

When Nikesh Arora was named CEO of Palo Alto Networks in June 2018, the cybersecurity company was valued at about $19 billion and was taking on large networking vendors like Cisco and Juniper, which were building security into their products.

Seven years later, Palo Alto’s market cap has expanded by sixfold, driven in part by an acquisition spree that’s seen Arora spearhead more than 20 deals in an effort to create a one-stop shop for all things cybersecurity.

Arora’s ambitions took a dramatic turn last week, when Palo Alto announced by far its biggest bet to date: the $25 billion purchase of Israeli identity security platform CyberArk.

Wall Street’s reaction so far has been downbeat, with multiple analysts downgrading the stock, and the shares dropping 16% since news of the deal first leaked out last Tuesday.

Not only does CyberArk represent Palo Alto’s heftiest deal in the 20 years since its founding, but it’s the second-biggest U.S. tech acquisition announced in 2025, after Alphabet’s $32 billion purchase of Wiz, another cloud security company from Israel.

Alphabet had become a more notable player in Palo Alto’s universe even before the calendar turned. In the company’s 2024 annual report published in October, Palo Alto named Alphabet as a competitor for the first time, listing it alongside Cisco and Microsoft as companies “that have acquired, or may acquire, security vendors and have the technical and financial resources to bring competitive solutions to the market.” In 2023, Cisco paid $28 billion for Splunk, which focuses on data protection.

The era of cybersecurity megadeals coincides with a surge in the number of sophisticated cybercrimes tied to rapid advancements in artificial intelligence.

With CyberArk, Palo Alto is making a big splash in the identity management market, taking on the likes of Okta as well as Microsoft and IBM’s HashiCorp. It also puts the company into further competition with CrowdStrike, the other pure-play security company that’s topped $100 billion in market cap.

Expect to see more tech M&A ahead, says Axios’ Dan Primack

In an interview with CNBC soon after last week’s announcement, Arora said CyberArk fits squarely into his company’s focus on AI and, in this case, the complexities that come with granting permissions and access. Arora said that with M&A he looks for emerging trends, particularly when it involves technology that’s at a crossroads.

“Our entire acquisition strategy, our organic product growth strategy, our selling strategy, has always been based on that approach,” said Arora, 57, who’s seen his personal wealth top $1 billion with the big run-up in the stock.

In CyberArk’s earnings report last week, the company said revenue jumped 46% in the latest quarter to $328 million, equal to about 14% of Palo Alto revenue, based on the most recent report. Arora said in the conference call announcing the deal that he intends to work with CyberArk CEO Matt Cohen and Chairman Udi Mokady to “accelerate the pace of innovation.”

“We look for great products, a team that can execute in the product, and we let them run it,” Arora told CNBC. “This is going to be a different challenge, but we’ve done well 24 times, so I’m pretty confident that our team can handle this.”

Most of Arora’s acquisitions over the years have been of smaller startups. That includes a $400 million deal to buy Dig Security and the $625 million purchase of Talon Cyber Security in 2023. Last month, the company closed its takeover of Seattle-based startup Protect AI for an undisclosed amount.

Appetite for risk

Before joining Palo Alto, Arora spent a decade at Google, including his last three years there as chief business officer. Some analysts called him the “acting CEO,” due to his lengthy roster of responsibilities, such as strategic partnerships and navigating the needs of advertisers.

In 2014, Arora left Google to join SoftBank as head of its internet and media operations business and vice chairman of the overall company. At SoftBank, Arora had been tapped as the likely successor to visionary founder and CEO Masayoshi Son. But less than two years after taking the job, Arora resigned. As he explained it, Son told him he was going to keep running the show for another five to 10 years.

Roughly 10 months before leaving SoftBank, Arora said he was buying more than $480 million worth of stock in the Japanese conglomerate, which he said involved taking an “enormous risk” reflecting his confidence “about the future” of the company.

While that’s all firmly in the past, Arora said that over the years, he’s “scavenged” different leadership qualities from each of his mentors, including an appetite for risk from Son.

“It’s about finding role models for certain behaviors and wanting to understand what makes them really successful,” he said. “That’s my model.”

Masayoshi Son, chairman and chief executive officer of SoftBank Group Corp., speaks during the company’s annual general meeting in Tokyo, Japan, on Friday, June 27, 2025.

Bloomberg | Bloomberg | Getty Images

Investors weren’t completely sold on Arora when he joined Palo Alto in 2018, said Joseph Gallo, an analyst at Jefferies. He was a skilled and experienced businessman but some worried that he hadn’t created a notable product or founded a company like many of his industry peers, said Gallo, who recommends buying Palo Alto shares.

Arora made up for it with an ability to spot trends ahead of the curve, Gallo said. That included investing aggressively in a transition from on-premises technology to the cloud and then recognizing early the power of AI.

In his first few years at the company, Arora made numerous acquisitions for a total of about $3 billion, helping Palo Alto penetrate the cloud security space as more businesses were moving their workloads to Amazon Web Services, Microsoft Azure and Google’s cloud.

“Every company wishes they were in Palo Alto shoes, where they could actually offer all these different products,” said Andrew Nowinski, an analyst at Wells Fargo who has a buy recommendation on the stock. “It’s very difficult. You’re not going to see many vendors like Palo Alto.”

With its expansion into identity management, Palo Alto is going big in a space that’s viewed by experts as a key spending area for IT in the coming years.

“You can’t slow down your spending because the hackers aren’t slowing down,” Nowinski said. “That’s your growth driver.”

Ofer Schreiber, senior partner and head of YL Ventures’ Israel office, said Palo Alto has helped take an extremely fragmented market, consisting of lots of point solutions, and created a centralized vendor for clients.

According to a joint report from IBM and Palo Alto published in January, the average organization uses 83 different security products from 29 separate companies.

“From the customer’s perspective, it’s much more convenient dealing with with one vendor with multiple products tightly integrated,” Schreiber said. “You can’t really be just a one-product company.”

Still, Arora is in untested waters with CyberArk.

Palo Alto’s shares dropped on all five days following the announcement of the deal. It’s the first time at Palo Alto that Arora has led a multibillion-dollar purchase, and he now faces the execution challenges of integrating thousands of new employees.

Analysts at KeyBanc lowered their rating to the equivalent of hold from buy, due partly to concerns about a lack of “meaningful synergies” in the product offerings and a view that customers would prefer an “independent vendor solely focused on identity.”

But TD Cowen’s Shaul Eyal still recommends buying the shares. He said that what’s made Arora successful is his “relentless focus on execution” and his strategy of betting on sizeable markets where Palo Alto can quickly scale and become the leader or runner-up.

That, and his ability to bundle.

“It’s all about upsell,” Eyal said. “Every other second, third, fourth module you’re selling to an existing customer flows straight to the bottom line.

Forward-Looking Statements

This communication relates to a proposed transaction between Palo Alto Networks, Inc. (“PANW”) and CyberArk Software Ltd. (“CyberArk”). This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including, without limitation, statements regarding the benefits of the proposed transaction, statements related to the expected timing of the completion of the proposed transaction, PANW plans, objectives, expectations and intentions, and other statements that are not historical facts, made in this communication are forward-looking. We use words such as “anticipates,” “believes,” “continue,” “estimate,” “expects,” “future,” “intends,” “may,” “plan,” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons.

There are a significant number of factors that could cause actual results to differ materially from forward-looking statements made or implied in this communication, including: the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction between PANW and CyberArk; PANW’s ability to successfully integrate CyberArk’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that PANW or CyberArk will be unable to retain and hire key personnel; the risk associated with CyberArk’s ability to obtain the approval of its shareholders required to consummate the proposed transaction; the risk that the conditions to the proposed transaction are not satisfied on a timely basis, or at all, or the failure of the proposed transaction to close for any other reason or to close on the anticipated terms; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated or that could adversely affect the expected benefits of the transaction; significant and/or unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common or ordinary share prices and uncertainty as to the long-term value of PANW’s or CyberArk’s common or ordinary share; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the outcome of any legal proceedings that may be instituted against PANW, CyberArk or their respective directors; developments and changes in general or worldwide market, geopolitical, economic, and business conditions; failure of PANW’s platformization product offerings; failure to achieve the expected benefits of PANW’s strategic partnerships and acquisitions; changes in the fair value of PANW’s contingent consideration liability associated with acquisitions; risks associated with managing PANW’s growth; risks associated with new product, subscription and support offerings, including product offerings that leverage AI; shifts in priorities or delays in the development or release of new product or subscription or other offerings, or the failure to timely develop and achieve market acceptance of new products and subscriptions as well as existing products, subscriptions and support offerings; failure of PANW’s or CyberArk’s business strategies; rapidly evolving technological developments in the market for security products, subscriptions and support offerings; defects, errors, or vulnerabilities in our products, subscriptions or support offerings; PANW’s customers’ purchasing decisions and the length of sales cycles; PANW’s competition; PANW’s ability to attract and retain new customers; PANW’s ability to acquire and integrate other companies, products, or technologies in a successful manner; PANW’s share repurchase program, which may not be fully consummated or enhance shareholder value, and any share repurchases which could affect the price of its common stock.

For additional risks and uncertainties on these and other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to PANW’s and CyberArk’s respective periodic reports and other filings with the Securities and Exchange Commission (the “SEC”), including the risk factors contained in PANW’s and CyberArk’s annual report on Form 10-K or 20-F, as applicable, periodic quarterly reports on Form 10-Q or reports of foreign private issuer on Form 6-K, as applicable. All forward-looking statements in this communication are based on current beliefs and information available to management as of the date hereof, and neither PANW nor CyberArk assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, PANW intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of CyberArk that also constitutes a prospectus of PANW common shares to be offered in the proposed transaction. Each of PANW and CyberArk may also file or furnish other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that PANW or CyberArk may file or furnish with the SEC or send to security holders in connection with the proposed transaction. The registration statement will include a definitive proxy statement/prospectus, which will be sent to shareholders of CyberArk seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED OR FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus, when available, and other documents containing important information about PANW, CyberArk and the proposed transaction, once such documents are filed or furnished with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PANW will be available free of charge on PANW’s website at www.paloaltonetworks.com or by contacting PANW’s Investor Relations Department by email at ir@paloaltonetworks.com. Copies of the documents filed or furnished with the SEC by CyberArk will be available free of charge on CyberArk’s website at www.cyberark.com or by contacting CyberArk’s Investor Relations department by email at ir@cyberark.com or by phone at 617-558-2132.